Citigroup Inc.
Offering Summary No. 2015-CMTNG0408 dated February 27, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0408
dated February 27, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Capped Return Enhanced Notes Based on the Common Stock of General Motors Company Due March     , 2016

Overview. The securities are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the shares of common stock of General Motors Company (the “underlying shares”) from the initial share price to the final share price.

The securities offer leveraged exposure to a limited range of potential appreciation of the underlying shares as described below. In exchange for this leveraged exposure, investors in the securities must be willing to forgo (i) any appreciation of the underlying shares in excess of the maximum return at maturity specified below and (ii) any dividends that may be paid on the underlying shares. In addition, investors in the securities must be willing to accept full downside exposure to any depreciation of the underlying shares.

All payments on the securities are subject to the credit risk of Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Underlying shares:	Shares of common stock of General Motors Company (NYSE symbol: “GM”) (the “underlying share issuer”)
Pricing date:	Expected to be February 27, 2015
Final valuation dates:	Expected to be March 8, 9, 10, 11 and 14, 2016
Maturity date:	Expected to be March 17, 2016
Payment at maturity:
For each $1,000 stated principal amount security you hold at maturity:
▪ If the final share price is greater than the initial share price:
       $1,000 + leveraged return amount, subject to maximum return at maturity
▪ If the final share price is less than or equal to the initial share price:
       $1,000 × share performance factor

Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The arithmetic average of the closing price of the underlying shares on each of the final valuation dates
Share performance factor:	The final share price divided by the initial share price
Share percent increase:	The final share price minus the initial share price, divided by the initial share price
Leveraged return amount:	$1,000 × the share percent increase × the leverage factor
Leverage factor:	300.00%
Maximum return at maturity:	$335.50 per security (33.55% of the stated principal amount). In no event will the payment at maturity per security exceed $1,000 plus the maximum return at maturity.
CUSIP / ISIN:	1730T05V7 / US1730T05V77
This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 27, 2015

Selected Risk Considerations

•
You may lose some or all of your investment. If the final share price is less than the initial share price, you will lose 1% of the stated principal amount of the securities for every 1% by which the final share price is less than the initial share price. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•
Your potential return on the securities is limited to the maximum return at maturity. If the underlying shares appreciate by more than the maximum return at maturity, the securities will underperform a direct investment in the underlying shares.

•	The securities do not pay interest.

•	You will not have voting rights, rights to receive dividends or any other rights with respect to the underlying shares.
•	The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•	The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•
The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•	The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•	Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying Shares

Hypothetical Payment at Maturity Table*
Hypothetical Final Share Price	Hypothetical Percentage Change from Initial Share Price to Final Share Price	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
$48.10	30.00%	$1,335.50	33.55%
$44.40	20.00%	$1,335.50	33.55%
$41.14	11.19%	$1,335.50	33.55%
$40.70	10.00%	$1,300.00	30.00%
$38.85	5.00%	$1,150.00	15.00%
$37.37	1.00%	$1,030.00	3.00%
$37.00	0.00%	$1,000.00	0.00%
$33.30	-10.00%	$900.00	-10.00%
$29.60	-20.00%	$800.00	-20.00%
$25.90	-30.00%	$700.00	-30.00%
$22.20	-40.00%	$600.00	-40.00%
$18.50	-50.00%	$500.00	-50.00%
$14.80	-60.00%	$400.00	-60.00%
$11.10	-70.00%	$300.00	-70.00%
$7.40	-80.00%	$200.00	-80.00%
$3.70	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%
* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial share price to the final share price.  The table assumes a hypothetical initial share price of $37.00.  Your actual payment at maturity per security will depend on the actual initial share price and final share price.

Citigroup Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, you can request these documents by calling toll-free 1-800-831-9146.